Filed pursuant to Rule 424(b)(3)

File No. 333-189008

Destra MULTI-ALTERNATIVE FUND

Class I Shares (MSFIX)	Class A Shares (MSFDX)	Class T Shares (MSFYX)	Class C Shares (MCFDX)

September 1, 2021

Supplement to the

Prospectus

dated June 23, 2021, as supplemented

Effective immediately, the Prospectus is updated as follows:

1. The following replaces the section entitled “Investment Personnel” starting on page 58 of the Prospectus:

Investment Personnel

Mark C. Scalzo and Zachary J. Leeds, each employees of Validus, are the Portfolio Manager and Assistant Portfolio Manager of the Fund, respectively. Mr. Scalzo and Mr. Leeds are not employed by the Fund and receive no direct compensation from the Fund in connection with their portfolio management activities, and their management of the Fund is subject to Destra’s oversight. See “Management Fee” for additional information regarding the compensation payable to Destra and Validus.

Below is biographical information of the members of Validus who serve as the Portfolio Manager and Assistant Portfolio Manager of the Fund:

Mark C. Scalzo — Portfolio Manager — Mr. Scalzo, Chief Investment Officer of the Sub-Adviser, is the Fund’s Portfolio Manager. Mr. Scalzo has been employed by the Sub-Adviser since November 2012, has served the Fund as a Portfolio Manager since March 2015 and is responsible for portfolio management, investment strategy creation, and security-specific research. Mr. Scalzo founded Validus in 2012 and is the primary decision-maker for all of Validus’ investment strategies. From June 2014 to July 2020, Mr. Scalzo was also the Chief Investment Officer of Validus’ affiliated registered investment adviser, Pinhook. Prior to joining the Sub-Adviser, Mr. Scalzo was Executive Vice President, Co-Portfolio Manager and Director of Research, from November 2008 to October 2012, for Aletheia Research & Management. Prior to that, he served as Group Vice President, Mergers & Acquisitions, for Fisher Asset Management, LLC, a registered investment adviser. Mr. Scalzo graduated cum laude from The Wharton School at the University of Pennsylvania with a B.S. in Economics. Mr. Scalzo is Series 7, Series 24, Series 65 and Series 79 licensed.

Zachary J. Leeds — Assistant Portfolio Manager — Mr. Leeds, Assistant Portfolio Manager at the Sub-Adviser, is the Fund’s Assistant Portfolio Manager. Mr. Leeds is responsible for maintaining proprietary scoring across Validus’ strategies, security-specific research, GIPS compliance and verification, and performance reporting while participating in various parts of the portfolio management process. Prior to joining Validus in 2016, Mr. Leeds was an equity analyst at Ford Equity Research, covering roughly 1,000 publicly traded companies. Prior to that, Mr. Leeds interned at the U.S. Department of the Treasury. Mr. Leeds graduated with a B.A. from the University of California Santa Barbara. He holds a certificate in corporate finance from the University of California Los Angeles. He is a CFA Level II candidate.

The Fund’s Statement of Additional Information provides additional information about the portfolio managers’ compensation, other accounts managed, and ownership of the Fund’s shares.

Please retain this Supplement with your Prospectus for future reference.

Destra MULTI-ALTERNATIVE FUND

Class I Shares (MSFIX)	Class A Shares (MSFDX)	Class T Shares (MSFYX)	Class C Shares (MCFDX)

September 1, 2021

Supplement to the

Statement of Additional Information (“SAI”)

dated June 23, 2021, as supplemented

Effective immediately, the SAI is updated as follows:

1. The following replaces the section entitled “Portfolio Management Other Accounts Managed by Portfolio Managers” starting on page 19 of the SAI:

Other Accounts Managed by Portfolio Managers

Mark C. Scalzo and Zachary J. Leeds also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.

	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Mark C. Scalzo*
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	9	$104,753,816	4	$2,167,957

* As of February 28, 2021

	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Zachary J. Leeds*
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	9	$111,399,965	4	$2,723,483

*As of June 30, 2021

2. The following replaces the section entitled “Compensation of Portfolio Managers” on page 20 of the SAI:

Compensation of Portfolio Managers

Mr. Scalzo is the Fund’s Portfolio Manager and has managed the Fund since March 1, 2015. Mr. Leeds is the Fund’s Assistant Portfolio Manager, and has served in this capacity since August 2021. As of February 28, 2021, Mr. Scalzo receives a salary, a discretionary bonus and is eligible for retirement plan benefits from the Sub-Adviser. As of August 15, 2021, Mr. Leeds receives a salary, a discretionary bonus and is eligible for retirement plan benefits from the Sub-Adviser.

Because the portfolio managers may manage assets for other pooled investment vehicles and/or other accounts (including institutional clients, pension plans and certain high net worth individuals (collectively, “Client Accounts”)) or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, the Sub-Adviser may, directly or indirectly, receive fees from Client Accounts that are higher than the fee it receives from the Fund, or it may, directly or indirectly, receive a performance-based fee on a Client Account. In those instances, a portfolio manager may have an incentive to not favor the Fund over the Client Accounts. The Sub-Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

3. The following replaces the section entitled “Securities Ownership of Portfolio Managers” on page 20 of the SAI:

Securities Ownership of Portfolio Managers

As of February 28, 2021, Mr. Scalzo did not own any Shares of the Fund.

As of August 15, 2021, Mr. Leeds did not own any Shares of the Fund.

Please retain this Supplement with your SAI for future reference.